September 12, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Jennifer O’Brien
Mr. Ethan Horowitz
Mr. John Hodgin

Re:	EOG Resources, Inc.
Form 8-K Filed February 13, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013
File No. 001-09743

Ladies and Gentlemen:

Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80 and 17 C.F.R. Section 200.83, EOG Resources, Inc. (the “Company”) submitted to the United States Securities and Exchange Commission (the “Commission”), in paper format, its response to Staff comment 2 as set forth in the letter from the Staff to the Company dated August 29, 2013. The Company submitted such response to the Commission as an attachment to the letter to the Commission, dated September 12, 2013 (the “Confidential Treatment Letter”), requesting that the Confidential Treatment Letter and such attachment thereto receive confidential treatment.

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,

/s/ Timothy K. Driggers

Timothy K. Driggers

Vice President and Chief Financial Officer

cc:	Mr. Mark G. Papa

Mr. William R. Thomas

Mr. Michael P. Donaldson

Ms. Ann D. Janssen

Ms. Jill R. Miller